Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following third-party letters were made available on Comcast’s website:

Mr. Tom Wheeler
Chairman, Federal Communications Commission
445 12th Street, SW
Washington, DC 20554
RE: MB Docket No. 14-57

Dear Chairman Wheeler:

Boys and Girls Clubs around America have been making children feel supported by providing safe spaces outside of school and home for over a hundred years. Here on Cape Cod, we've made it our mission to inspire and enable all young people in our communities to realize their potential as responsible and productive citizens through our various programs. As Chief Professional Officer for Boys and Girls Clubs of Cape Cod, I've had a hands-on role in helping the kids that come through our doors and am entirely dedicated to ensuring their success.

Over the past several years, we've been lucky enough to work with Comcast, which has helped us work towards our goals. While we cannot comment on the particulars of the Comcast and Time Warner Cable merger, we can talk enthusiastically about the support that Comcast has given the Boys and Girls Clubs, on both a local and national level.

Every year, tens of thousands of Comcast employees across the US donate their time to help organizations like ours in their annual "Comcast Cares Day." This past April, we had local volunteers come and help beautify and clean the Boys and Girls Club of Cape Cod. While it may not seem like a lot, these volunteer days have a huge impact by finishing projects we wouldn't get to complete otherwise due to time and financial restrictions. And it is truly not a single day effort. Planning of Cares Day takes months and hard work, and Comcast thinks of everything. We can't thank the company enough for providing us with the resources and manpower necessary to host this event this year.

In addition to investing in growing and improving communities, Comcast has shown that they are good corporate citizens through their broadband adoption program, Internet Essentials. This program facilitates greater broadband access in low-income communities by offering Internet services for less than ten dollars a month to families with at least one child who qualifies for free or reduced lunch. Initiatives like this recognize that the digital divide is a huge barrier facing low income families, and students who I interact with daily. Without computer access at home, it's nearly impossible for students to engage academically outside of the classroom. Even the college application process is now mainly online. We live in an increasingly digital world, and it's important to equip our kids with all the tools they need to succeed. With the approval of the proposed transaction, this program could be brought into the homes of many more families across the country.

While our branch may be small, the support and attention we receive from Comcast is big. There are over 800 local kids who benefit because of it.

We need more corporations like Comcast that step up to the plate, and use their resources to benefit those in need. Comcast has been a good corporate neighbor for us and our children.

Sincerely,

/s/ Ruth Provost
Ruth Provost
Executive Director

August 25, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, SW
Washington DC, 20554

Re: MB Docket No. 14-57

Dear Ms. Dortch

Thank you for the opportunity to comment on the proposed Comcast and Time Warner Cable transaction. We currently are served by Time Warner Cable in Kansas City, Missouri, where I serve as City Councilman, 1st District At-Large. I am requesting your approval for this transaction for a number of reasons.

First, the transaction would allow us to accelerate faster data speeds to our residents. Comcast just announced that it has increased its Internet speeds. Our neighboring city Independence which is served by Comcast is now able to access the Internet with speeds up to 150 Mbps and pay nothing additional for the increase. Kansas City will not see that faster speed through Time Warner Cable at no extra fee for another year.

Our residents want to have the same advantages as their neighbors, both in terms of a first in class network and in gaining faster speeds. The proposed transaction would make that possible.

Comcast's transition to all-digital video more than a year ago puts it in a position to bring Time Warner Cable video services up to date. More importantly, though, is that the minority-owned independent networks which Comcast brings to viewers would be welcomed by Time Warner Cable subscribers in Kansas City.

I have been a proponent of global commerce opportunities for the Kansas City and I know that telecommunications' role in this endeavor cannot be overstated. Our residents must have up-to-date digital literacy skills if they are to compete and flourish in trade that is increasingly internationally-based. Comcast has contributed to technology training for youth in the communities it serves with its free Digital Connectors program.

Comcast has also made giant strides in assuring that our nation's poorest children have access to computers and the Internet through Comcast Internet Essentials. This program began as a three-year project offering families whose children received free school lunches broadband service at $9.95 a month and a discounted Internet-ready computer for $150. Although many families enrolled – more than 350,000 nationwide so far – Comcast recently upped the incentive to get kids online by offering six free months of service for households which enroll by Sept. 20. That additional $60 savings is a great deal for strapped household budgets. The Internet Essentials program would be desirable for Kansas City's urban core as it would provide thousands more children who now have no home Internet an increased chance of getting connected and beginning the academic year on par with their suburban peers.

Please consider the above reasons as you make a determination in the proposal. Your hoped-for approval of the transaction promises a multitude of benefits to Kansas City and many other communities.

/s/ Scott Wagner
Scott Wagner
City Councilman, 1st District At-Large

cc:	Best Copy and Printing, Inc. Vanessa Lemmé Marcia Glauberman William Dever Jim Bird

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.